InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860
U.S.A.
T — 703.917.0880
F — 703.917.0563
www.inferx.com
April 26, 2007
VIA EDGAR CORRESPONDENCE
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, DC 20549
Re:	InferX Corporation Amendment No. 2 to Registration Statement of Form SB-2 Filed April 26, 2007 File No. 333-138949
Dear Ms. Jacobs:
     We are in receipt of your comment letter dated February 23, 2007. We have addressed your comment letter by reproducing below each comment and providing our response immediately thereafter.
General
1.      Update your financial statements pursuant to Item 310(g) of Regulation S-B.
     We have updated our financial statements to include our fiscal years ended December 31, 2006 and 2005.
Prospectus Summary
2.      We reissue comment 2 of our letter dated December 21, 2006 in part. Add disclosure here or in the “Business” section that addresses the reverse acquisition, including the entities involved, the total consideration, the parties that conducted the negotiations, and disclose why InferX entered into the transaction.
     We have added the requested disclosure in the second paragraph under the heading “Corporate History” in the “Business” section.

Cautionary Note Regarding Forward Looking Statements, page 7
3.      Refer to comment 10 of our letter dated December 21, 2006. We believe the reference to the Private Securities Litigation Reform Act of 1995 is inappropriate. Please revise to either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to companies that issue penny stock.
     We have added a statement to this disclosure to make it clear that the safe harbor under the Private Securities Litigation Reform Act of 1995 does not apply to companies that issue penny stock.
Risk Factors, page 3
We may need to raise additional capital in the future. . . .” page 6
4.      Refer to comment 9 of our letter dated December 21, 2006. You indicate that you believe you have sufficient capital to carry-out your proposed business objectives and operate as a going concern. You also state however that if you cannot generate any revenues from sales, your existing capital is sufficient to fund operations only through the first quarter of 2007. Considering your revenues have been declining steadily and that you are well into the first quarter of fiscal 2007, the basis for your statements is not dear. Management’s current belief based on recent results should be clearly and concisely articulated.
     We have revised this risk factor. Supplementally, please be advised that our preliminary analysis of our results of operations for the first quarter of 2007 indicate that we will be reporting revenues of approximately $100,000, a significant increase from approximately $50,000 in 2006. This is the result of increased government contract work.
Our Business, page 8
Market Opportunity, page 8
5.      It is not clear why DHS needs to access information maintained by Acxiom Corporation, FORTENT and the United States Department of the Treasury in order to identify prospective terrorist threats. Please revise to clarify and provide context to your disclosure. Describe the information that the databases of these entities possess such that potential terrorist threats could be identified through the use of your software.
     We have revised this disclosure in response to this comment.
6.      We note your disclosure on page 9 regarding a “cargo security solution”. Please describe the current status of this initiative and discuss whether it is available for deployment or sale.
     We have revised this disclosure to indicate that this solution is complete and available for sale.

Our Product Offerings, page 9
7.      It is not clear how InferAgent “could identify terrorism risks” or how it could “identify opportunities for cross selling or transaction that are likely tied to money laundering, fraud or other illegal activity.” Please revise to provide examples of how InferAgent can be utilized to accomplish these goals. There should be some context to your disclosure rather than general assertions that regarding the identification of terrorist threats or other law-enforcement related tasks.
     We have revised this disclosure in response to this comment.
8.      You state here that you believe that InferAgent has placed you “at the forefront of a new category of technology called ‘Privacy Preserving Analytics”. Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.
     We have revised this disclosure in response to this comment.
9.      Since InferAgent appears to be your only commercially available product offering, please revise to provide a materially complete description of how you will earn revenues from the sale or distribution of InferAgent. Your discussion should include a description of each activity that that is essential to the functioning of InferAgent and how you intend to distribute and/or market the product.
10.      With respect to InferText™, InferCluster™, and InferView™, you should revise the manner in which you describe these products so that readers will not have the mistaken impression that these products have capabilities that have not been proven in the marketplace. For example, with respect to InferText™, you state that it “transforms unstructured content into a format . . . .” If the product is still in development, the basis for your disclosure that the product is able to currently accomplish specific tasks is unclear. Please revise this disclosure and all other similar statements regarding your product offerings.
     We have revised this disclosure in response to these comments to clarify the commercial and development status of our products. In addition, please be advised that we have determined that InferView is no longer a core product to which we intend to devote any further marketing or other resources. Accordingly, we have removed all discussion of InferView from our disclosure.
Sales and Marketing, page 12
11.      We note your revisions in response to comment 16 of our letter dated December 21, 2006. Please advise us as to whether you have terminated your relationship with Athorn Clark & Partners, an entity with whom your relationship with was prominently disclosed in the initial Form SB-2.
     Please be advised that we have not terminated our relationship with Athorn Clark & Partners. We hired Athorn Clark & Partners to perform specific tasks, and we believe they have nearly completed those tasks. We did not intend for our prior disclosure to be construed as “prominent,” and we have revised our disclosure accordingly.
12.      Please disclose the material terms of your agreement with Michael Brown. Is there a contractual relationship with Mr. Brown or have you and he merely engaged in preliminary discussions of how he may be of assistance to you in developing, marketing, and presenting your products to potential government and commercial customers. In these regards, we refer you to the latter portion of comment 25 of our letter dated December 21, 2006, which requested disclosure of the financial commitments associated with your consulting agreement with Mr. Brown. We note that management’s discussion and analysis does not address this aspect of our prior comment.
     In response to this comment, we have revised this disclosure to state the terms of our agreement with Mr. Brown, as previously disclosed in our Current Report on Form 8-K, filed on December 18, 2006.
13.      Refer to comment 18 of our letter dated December 21, 2006, which we reissue. Discuss in reasonable detail the steps you intend to take in furtherance of your sales strategy. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for bring your products to market. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to bring your products to market. For example, you disclose that you “intend to develop [y]our channel partner relationships” in 2007 but you provide no disclosure regarding the manner in which this will be accomplished. Please revise as appropriate.
     We have revised this disclosure in response to this comment.
Management’s Discussion and Analysis, page 14
14.      Refer to comment 21 of our letter dated December 21,2006, which we reissue in part. Please revise to present a discussion of the economic or industry-wide factors relevant to the company as well as identification and insight into material opportunities, challenges, risks, and material trends and uncertainties. Also, to the extent known, please provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address them. See Release No. 33-8350.
     Please be advised that we have reviewed Release No. 33-8350. We have devoted a significant amount of time on our discussion and analysis of our financial condition and results of operations, and we have expanded our discussion of our liquidity and capital resources. In light of our operating history and financial condition, we believe that, as revised, our disclosure provides meaningful insight and sufficient context.

Year Ended, December 31, 2005 and 2004, page 17
15.      We note your response to our comment 23 of our letter dated December 21, 2006 and revised management’s discussion and analysis disclosure. Your discussion of the changes in direct costs in fiscal 2005 compared to fiscal 2004 is confusing. For example, you indicate the increase in direct costs resulted primarily from a decrease in the capitalization of labor costs in connection with software development that were $24,000 in 2005 and $265,000 in 2004. It is not clear why you are attributing a decrease in capitalized costs (a balance sheet item) to the increase in direct costs (an income statement item). Also, you indicate that salaries were reduced in 2005 by approximately $50,000. Again, it is not clear how the reduction in salaries supports the increase in direct costs as this reduction more than offsets the increase in the amortization of capitalized software. Please explain and revise your disclosures accordingly. Similar revisions should be made to your discussion of direct costs for the nine months ended September 30, 2006 and 2005.
16.      Further explain the reasons for your discussion of what direct costs would have been in 2004 had they included capitalized labor and management salary reduction and what such costs would have been in 2005 had they excluded increases in amortization and capitalized labor. This disclosure is confusing and appears to present non-GAAP disclosure, which do not meet the requirements of Item 10(h) of Regulation S-B. Please explain or revise accordingly.
17.      Change your reference to “indirect expenses” in management’s discussion and analysis to refer to ‘“total operating expenses” to be consistent with your line item classification in the Company’s Statements of Operations.
     Please be advised that pursuant to Regulation S-B we have restricted our discussion and analysis to our fiscal years ended December 31, 2006 and 2005.
Executive Compensation, page 20
18.      Please provide Item 402 disclosure for the year ended December 31, 2006. If bonus amounts for this year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to CF Tel. Interp. J.8B. Please note that your revised disclosure should comply with the Commission’s New Executive Compensation and Related Person Disclosure Rules.
     We have revised this disclosure in response to this comment and the Commission’s New Executive Compensation and Related Person Disclosure Rules.

Selling Stockholders, page 23
19.      We reissue comment 28 of our letter dated December 21, 2006. With respect to the shares being offered by Lacuna Venture Fund LLLP, reference is made to footnote 6 to the table under the heading “Security Ownership of Certain Beneficial Owners and Management” yet there is corresponding footnote in that table. We presume that the reference should have been to footnote 5. Revise as appropriate.
     We have revised this disclosure in response to this comment.
Notes to Financial Statements
Note 2, Summary of Significant Accounting Policies
Computer Software Development Costs, page F-8
20.      We note your response to our comments 31 and 32 of our letter dated December 21, 2006 and your revised disclosure with regard to the Company’s computer software development costs. Your disclosure on page 17 indicates that during fiscal 2005 and 2004 the Company capitalized software costs of $24,000 and $265,000, respectively. With regard to such costs, please provide the following:
•	A breakdown of the $909,920 of gross software costs capitalized to date by (a) project and (b) period incurred.

•	Tell us if the Company expensed any costs related to such projects and if so, tell us the period(s) such costs were expensed and the amounts expensed.

•	Tell us how you determine when technological feasibility has been reached pursuant to the guidance in paragraph 4 of SFAS 86. For each project, tell us when technological feasibility was reached and tell us when you began selling the products to your customers.

•	Tell us how you considered paragraph 6 of SFAS 86, which indicates that capitalization of computer software costs shall cease when the product is available or general release to customers.
     The disclosure on Page 17 indicated that during fiscal 2005 and 2004, we capitalized software costs of approximately $24,000 and $265,000, respectively. We received an independent valuation of our software and related costs through 2004, and we have appended a relevant portion of that valuation to this letter that will provide a breakout of $856,186 of computer software development costs. An additional $24,000 was capitalized in 2005. The remaining difference of approximately $30,000 represents additional capitalized costs incurred in prior to 2004 but omitted from our independent valuation. The breakout provides summary by product (InferAgent and InferView) and by period incurred.
     Technological feasibility occurred at various times for different aspects of our products beginning in 2000. Sales commenced in 2002, at which time we ceased capitalizing and began amortizing those costs that had been capitalized. Subsequent to product sales, we have capitalized additional costs related to other significant improvements after technological feasibility was established.
     We have also expensed other costs related to software development, and these amounts have been included in direct labor and other fringes, amounting to approximately $105,000 and $32,000 for the years ended December 31, 2006 and 2005.
Revenue Recognition, page F-9
21.      We note your response to comment 33 of our letter dated December 21, 2006 where you indicate that the Company does not regard your contracts as service contracts but rather as “application management support contracts.” Please explain what you mean by this term. Clarify whether any of these arrangements involve the significant production, modification or customization of software and are, therefore, accounted for under SOP 81-1 pursuant to paragraph 7 of SOP 97-2. Otherwise, as previously indicated, footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts and the staff does not believe that the Company has adequately supported its reasons for using such guidance.
     Please note that we provide services and support to our customers in the form of software development. Our only source of revenue in the past few years has been derived through firm-fixed-price contracts with a governmental unit (Missile Defense Agency). As reflected in the updated financial statements for the years ended December 31, 2006 and 2005, revenue from firm-fixed-price contracts is recognized as work is performed, with costs and estimated profits recorded on the basis of direct and indirect costs incurred, rather than based on a percentage of completion. The contract stipulates specific milestones, and once these milestones are achieved, we may bill the agreed upon amount per milestone. In between milestones, we account on a quarterly basis for both unearned revenue and unbilled accounts receivable (which equal), and this consists of the labor incurred for the milestone that has not been completed. Our contracts can be defined as service contracts or support contracts, however, they are fixed price contracts, stating specific deliverables required per each contract. These arrangements do not involve the significant production, modification or customization of our software. We have recognized unbilled receivables and unearned revenues, for the labor incurred between milestones. The reason that the revenue has not been earned is due to collectibility. We cannot collect unless the milestones are achieved. Therefore, we have presented the unearned revenue and unbilled receivables for this labor. Upon the milestone being achieved, we invoice the customer and recognize revenue as earned at that time.

22.      Your response to comment 34 of our letter dated December 21, 2006 indicates that during the periods presented, the Company did not have any fixed-priced contracts that were recognized ratably over the contract term. Your disclosure on page 33, however, continues to state that “[r]evenue generated from fixed-price contracts, including most application management and support contracts, is recognized ratably over the contract term.” Please explain or revise your disclosure accordingly.
     We inadvertently stated in our response that we did not have any fixed-price contracts, however, the one contract we had during the periods being reported was, in fact, a firm-fixed-price contract. We have also removed from the disclosure the phrase, “revenue generated from fixed-price contracts, including most application management and support contracts, is recognized ratably over the contract term,” as it does not apply.
Note 7, Stockholders’ Equity (Deficit), page F-17
23.      We note your response to our comment 37 of our letter dated December 21, 2006 where you indicate that the issuance of the 305,000 shares to InferX founders occurred prior to the merger between Datamat and InferX. Although we note that the 305,000 shares were converted into 114 shares of Datamat, we do not understand your comparison of the $2.68 per share value (post-merger) to the founders value $0.001 (pre-merger) and the fair value of $1.50 (pre-merger). These shares were issued to founders in exchange for services during fiscal 2005 and valued at par value or $305. Pursuant to APB 25, the Company should recognize compensation expense for such services for the difference between the fair value of the stock and the amount, if any, the founders were required to pay. In your response to comment 36 of our letter dated December 21, 2006, the Company indicated that management believed based on recent cash sales to unrelated third parties that the fair value of the Company’s stock in 2005 was $1.50 (pre-merger). Therefore, it appears that the Company has an unrecorded compensation expense of approximately $457,000. Similarly, if the Company were to value this transaction based on post-merger shares, it appears you would have a similar unrecorded expense based on the 114 (post-merger) shares issued and the estimated fair value of such shares as determined by recent cash sales of 19 shares to unrelated third parties for cash of $75,000 or approximately $3,947.47 per share. Please explain or revise your financial statements accordingly.
     We believe these share issuances have been consistently valued. In connection with the merger of Datamat and the former InferX Delaware, InferX Delaware exchanged 2,673.85 shares of stock for each share of Datamat stock, and in accordance with SAB Topic 4c, we have presented these shares on a post-split basis. In April 2005, InferX Delaware brought on individuals to help it try to complete a merger and/or raise money to commence sales of our software. At that time, we issued 305,000 shares of stock, which we believe had no value. As a result, these shares were valued at par value, $.001 per share, or $305 in the aggregate. A month later, these individuals who received the “founder” shares were instrumental in bringing in equity in the form of a sale of shares for $75,000 at a negotiated a price of $1.50 per share. We believe that no adjustment is required in response to this comment.

24.      Your response to comment 38 of our letter dated December 21, 2006 provides a breakdown of the Company’s common stock issuances and the values assigned to such issuances on a post-merger basis. It is not clear, however, how the values assigned compare to the fair value of the Company’s common stock at the date of issuance on a post-merger basis as you have only provided the share value on a pre-merger basis. For instance, we note the Company sold 5 shares of your common stock on May 5, 2006 at $20,000 or $4,000 per share. We further note that on June 30, 2006 the Company issued 57 shares to W. Mittlieder for services, which you valued at $90,146 or $1,581.51 on a post-merger basis. Tell us how you determined the fair on a post-merger basis of the Company’s common stock and provide us with objective evidence that that supports your determination of the fair value at each issuance date. We refer you to the AICPA Practice Aid for further guidance.
     The $4,000 per share price in your comment, when divided by the exchange ratio of 2,673.85 equals $1.4959 per share pre-merger. Rounding to the nearest cent, this is the same $1.50 per share price as the other transactions.
     With respect to the 57 shares issued to Mr. Mittlieder, we originally accounted for these shares at a valuation of $.50 per share (pre-merger). We have adjusted our audited financial statements to value Mr. Mittlieder’s shares at $1.50 per share pre-merger, or $3,947.47 per share post-merger.
25.      We note that on August 31, 2006 the Company issued 132 shares of common stock as a guarantee for the $350,000 bridge loan, which you recorded as a reduction of paid-in-capital of $132. Tell us how you determined the fair value of these shares and tell us your consideration for accounting for such share as debt issue costs in InferX’s financial statements prior to the Black Nickel transaction. We refer you to SAB Topic 2.A.6.
     Please be advised that these shares were originally valued as part of the debt, but in connection with our audit, we determined that these shares should have been valued at $4,010.78 per share, or $529,423 in the aggregate, the value on August 31, 2006, i.e., prior to the merger with Black Nickel. The shares were issued in addition to the debt, and accordingly $529,423 was recorded as an audit adjustment. The correct value is contained in our audited consolidated financial statements.
26.      Also, continue to provide us with updates to the information requested in comment 38 of our letter dated December 21, 2006 for all equity-related transactions subsequent to this request through the effective date of the registration statement.
     We will continue to provide updates in accordance with your request. In the private placement that occurred with the closing of the reverse merger transaction between InferX Virginia and Black Nickel, the price paid was $.50 per share, which will be the fair value of the stock until trading commences and the market determines the fair value.

Note 14, Restatement of Financial Statements, page F-24
27.      We note your response to comment 36 of our letter dated December 21, 2006 and your disclosure in Note 14 with regard to your financial statement restatement. Please revise your disclosure to clarify, if true, that the loss on extinguishment of debt was calculated based on the estimated fair value of the Company’s common stock at December 31, 2005 as determined by recent sales of the Company’s common stock for cash to unrelated third parties.
     We have revised our disclosure to clarify the restatement based on the estimated fair value of our common stock at December 31, 2005, as determined by recent sales of common stock for cash to unrelated third parties.
Notes to Unaudited Pro Forma Condensed Financial Statements, page F-62
28.      We note your response to comment 40 of our letter dated December 21, 2006 and your revisions with regard to the Class B warrant disclosures. As previously requested, please provide your calculations for allocating the $1,164,696 proceeds, amongst the common stock, the Class A warrants and the Class B warrants using the relative fair value method.
     In response to this comment, we have prepared the APB 14 calculation requested, a copy of which accompanies this letter.
29.      Your response to comment 41 of our letter dated December 21, 2006 indicates that the Company considered the guidance in EITF 05-4 and it appears based on your response that the Company has taken View A and considered the registration right agreement as a combined freestanding instrument with the underlying shares and warrants and determined that liability classification was appropriate. Please confirm. Tell us what impact, if any, the recently issued guidance in FASB Statement Position No. EITF 00-9-2 will have on your classification and accounting for such warrants.
     We confirm that we have taken View A of EITF 05-4, and we consider the registration rights agreement as a combined freestanding instrument with the underlying shares and warrants and have determined that liability classification was appropriate. These are reflected in our audited consolidated financial statements at December 31, 2006. EITF 00-19-2, “Accounting for Registration Payment Arrangements” which is effective for periods after December 15, 2006 (for our current year-end), has been considered and does not effect the current liability status we have recognized. At year end, we were not in default with respect to the provisions of the registration rights agreement. We have classified the value of the warrants at fair value as a liability due to the revised rules with respect to Rule 415 and the number of shares that could be registered. We cannot estimate the amount of time to register all of the underlying shares and warrants, but we have determined that the value of the warrants would be a reasonable estimate.

Part II — Information Not Required in Prospectus
Recent Sales of Unregistered Securities
30.      We reissue comment 44 of our letter dated December 21, 2006. Please identify the persons or class of persons to whom you sold the securities in each unregistered sale and for securities sold other than for cash, describe the transaction and the type and amount of consideration received by the company. For each sale of unregistered securities for which you claim the exemption contained in Section 4(2), please state whether the purchasers were accredited or sophisticated and possessed access to sufficient information.
     We believe that the disclosure under Item 26 meets the requirements of Item 701 of Regulation S-B.
Undertaking
31.      Please provide the undertakings required by Item 512(g) of Regulation S-B, as applicable. If you intend to rely on Rule 430C, please provide the undertaking contained in Item 512(g)(2). If you intend to rely on Rule 430B, please provide the undertaking contained in Item 512(g)(1).
     Please be advised that we do not intend to rely on Rule 430B or Rule 430C.
Exhibits
32.      We note your response to comment 42 of our letter dated December 21, 2006. From your response, it appears that the InferX articles of incorporation update the bylaws of Black Nickel. Please advise.
     Please be advised that bylaws originally filed by Black Nickel have not been revised as a result of the merger or otherwise.
* * *

     If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360, if you cannot reach him, please call me at (703) 917-0880 ext. 225.
Very truly yours,
/s/ B.K. Gogia
B.K. Gogia
cc:	Ernest M. Stern, Esq. Daniel J. MacTough, Esq.

Excerpt of independent valuation of our software and related costs

TOTAL CAPITAL INVESTMENT
Product	Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	TOTAL
Product
IA	2002	$0	$18,101	$13,921	$13,695	$12,903	$10,932	$5,528	$17,588	$11,314	$8,671	$9,710	$21,056	$143,419

IV	2002	$10,813	$9,652	$11,301	$15,266	$14,343	$15,404	$9,990	$10,390	$5,756	$8,630	$4,622	$4,832	$120,999

$264,418		$10,813	$27,753	$25,222	$28,961	$27,246	$26,336	$15,518	$27,978	$17,070	$17,301	$14,332	$25,888	$264,418

IA	2003	$22,058	$30,771	$29,052	$34,047	$28,391	$27,171	$31,302	$34,200	$31,822	$34,324	$29,536	$19,152	$351,826

IV	2003	$3,376	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$3,376

$355,202		$25,434	$30,771	$29,052	$34,047	$28,391	$27,171	$31,302	$34,200	$31,822	$34,324	$29,536	$19,152	$355,202

IA	2004	$22,005	$19,728	$23,601	$17,177	$24,086	$27,693	$20,931	$31,764	$20,944	$21,948	$21,952	$13,566	$265,395

IV	2004	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$265,395		$22,005	$19,728	$23,601	$17,177	$24,086	$27,693	$20,931	$31,764	$20,944	$21,948	$21,952	$13,566	$265,395

IA	2005	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
IV	2005	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

IA	2006	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
IV	2006	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$885,015		$58,252	$78,252	$77,875	$80,185	$79,723	$81,200	$67,751	$93,942	$69,836	$73,573	$65,820	$58,606	$885,015

Supplemental APB 14 Calculation
BLACK NICKEL — INFERX
ALLOCATION OF PROCEEDS TO STOCK AND WARRANTS
In connection with the reverse merger between Black Nickel and InferX and the private placement of $1,164,696 the Company issued 2,329,392 units consisting of 1 share, I Class A warrant and 1 Class B warrant.
Value of unit = $0.50

The allocation of the stock and warrants is as follows:
The A warrants have a value of (Black Scholes)	551,993	25.13%
The B warrants have a value of (Black Scholes)	479,710	21.84%
Stock	1,164,696	53.03%

Total consideration	2,196,399	100.00%
To record transaction:
Stock	617,609
A warrants	292,708
B warrants	254,378

	1,164,696
Stock price valued at 53.03% of $0.50 or $0.265